============================================================


                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                            --------------------

                                SCHEDULE TO

                             (Amendment No. 49)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                        WILLAMETTE INDUSTRIES, INC.
                     (Name of Subject Company (Issuer))

                           COMPANY HOLDINGS, INC.
                            WEYERHAEUSER COMPANY
                   (Names of Filing Persons -- Offerors)

                  COMMON STOCK, PAR VALUE $0.50 PER SHARE
                       (Title of Class of Securities)

                                 969133107
                   (CUSIP Number of Class of Securities)

                           Robert A. Dowdy, Esq.
                            Weyerhaeuser Company
                       Federal Way, Washington 98063
                         Telephone: (253) 924-2345

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                                  Copy to:

                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000


        ============================================================

                                SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.  Additional Information.

     On July 2, 2001, Weyerhaeuser issued a press release regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the press release is filed as Exhibit (a)(5)(YY) hereto.


Item 12.   Exhibits.

(a)(5)(YY) Press release dated July 2, 2001, issued by Weyerhaeuser
           Company.

                                 SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                    COMPANY HOLDINGS, INC.,

                                      by

                                        /s/ STEVEN R. ROGEL
                                        ---------------------------
                                        Name:  Steven R. Rogel
                                        Title: President


                                    WEYERHAEUSER COMPANY,

                                      by

                                        /s/ STEVEN R. ROGEL
                                        ----------------------------
                                        Name:  Steven R. Rogel
                                        Title: President and Chief
                                               Executive Officer


Dated: July 2, 2001

                               Exhibit Index



Exhibit         Description

(a)(5)(YY)      Press release dated July 2, 2001,
                issued by Weyerhaeuser Company.

                                                         Exhibit (a)(5)(YY)

                                                [Weyerhaeuser Company logo]

NEWS RELEASE

For Immediate Release

                WEYERHAEUSER COMMENTS ON PRELIMINARY RESULTS
                       OF WILLAMETTE SHAREHOLDER VOTE

 WEYERHAEUSER BELIEVES RESULTS PROVIDE CLEAR DIRECTION TO WILLAMETTE BOARD


FEDERAL WAY, Wash., July 2, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that the independent inspectors of election, Independent Voting Services, have issued a preliminary tabulation of the voting results from the 2001 annual meeting of shareholders of Willamette Industries, Inc. (NYSE: WLL). According to the inspectors' report, the shareholders of Willamette have elected Weyerhaeuser's slate of nominees, Evelyn Cruz Sroufe, Robert C. Lane and Thomas M. Luthy, to serve on Willamette's Board of Directors.

The preliminary report shows that the Weyerhaeuser slate was elected with the support of approximately 51 percent of the total shares voting for either slate. Weyerhaeuser noted that the results are particularly encouraging considering the significant number of shares held by members of the Willamette founding families and other "insiders." Based on Weyerhaeuser's analysis, the company believes that more than 75 percent of the "unaffiliated" Willamette shares voting in the election were voted in favor of the Weyerhaeuser nominees.

Steven R. Rogel, Weyerhaeuser chairman, president and chief executive officer, said, "The outcome of this election provides clear direction to Willamette. Willamette's shareholders, the owners of the company, have elected the Weyerhaeuser nominees to encourage Willamette to enter into negotiations with Weyerhaeuser immediately in order to maximize the value of their investment.

"It is time for Weyerhaeuser and Willamette to sit down together and accomplish the objectives of Willamette's shareholders - a prompt, negotiated transaction with Weyerhaeuser to create the premier forest products company headquartered in the Pacific Northwest," Rogel added.




                                   -more-

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on August 15, 2001.
CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.


Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

ANALYSTS                                                  MEDIA
Kathryn McAuley       Joele Frank / Jeremy Zweig          Bruce Amundson
Weyerhaeuser          Joele Frank, Wilkinson              Weyerhaeuser
(253) 924-2058        Brimmer Katcher                     (253) 924-3047
                      (212) 355-4449